VR Holdings, Inc.

1615 Chester Road

Chester, Maryland 21619

March 18, 2011

Mr. Larry Spirgel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

VR Holdings, Inc., Amendment No. 7 to Form S-1, Filed January 7, 2011, File No. 333-166884

Dear Mr. Spirgel:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated January 14, 2011 regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.  Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

General

1.

We note your response to comment three from our letter dated December 22, 2010.  Revise the prospectus cover page and Plan of Distribution to disclose that each claimant is an underwriter.

Response:

We do not agree that any of the claimants or that all of the selling stockholders are “underwriters” pursuant to the securities laws.  However, we do agree that certain of the selling stockholders, namely, John E. Baker, Maurice A. Sone, Deohge Corp, Pamela W Lapides, Barry L. Dahne, Vivek Sood, Chris Urban, Martin Cohn, Cohn Public Relations, The Cancer Foundation, Inc., Harry J. Conn, Lamar Neville, Robert B. Morris, and Tara K. Frame, who are named as some of the selling stockholders in the prospectus, and intermediaries through whom the shares of John E. Baker, Maurice A. Sone, Deohge Corp, Pamela W Lapides, Barry L. Dahne, Vivek Sood, Chris Urban, Martin Cohn, Cohn Public Relations, The Cancer Foundation, Inc., Harry J. Conn, Lamar Neville, Robert B. Morris, and Tara K. Frame may be sold are “underwriters” within the meaning of the Securities Act of 1933, as amended, with respect to the securities offered hereby, and any profits realized or commissions received may be deemed underwriting compensation.

Section 2(a)(11) of the Securities Act defines an “underwriter,” as follows:

“The term ‘underwriter’ means any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking; . . .”

Other than John E. Baker, Maurice A. Sone, Deohge Corp, Pamela W Lapides, Barry L. Dahne, Vivek Sood, Chris Urban, Martin Cohn, Cohn Public Relations, The Cancer Foundation, Inc., Harry J. Conn, Lamar Neville, Robert B. Morris, and Tara K. Frame, none of the selling stockholders purchased any shares from VR Holdings, Inc.  All shares issued to parties other than John E. Baker, Maurice A. Sone, Deohge Corp, Pamela W Lapides, Barry L. Dahne, Vivek Sood, Chris Urban, Martin Cohn, Cohn Public Relations, The Cancer Founda,Inc., Harry J. Conn, Lamar Neville, Robert B. Morris, and Tara K. Frame, received their shares as gifts of The Cancer Foundation, Inc.

Further none of the donees of The Cancer Foundation were participants in any offering of shares by VR Holdings or had a direct or indirect participation in any such offering, or participated or had a participation in the direct or indirect underwriting of any such offering.  The donees were merely recipients of gifts of shares.  The donees did not make any agreement with VR Holdings or The Cancer Foundation to distribute the shares to anyone and have had no involvement with VR Holdings in connection with the offering.  The donees have little or no knowledge of the business of VR Holdings.  For all practical purposes, they are total strangers to VR Holdings.

As for the claimants who may accept shares in settlement of any of their claims, if any, against VR Holdings, they will have had no participation in any offering of shares by VR Holdings or have a direct or indirect participation in any such offering, or participated or had a participation in the direct or indirect underwriting of any such offering.  The claimants will be merely settling their claims, if any, against VR Holdings.  Any acceptance by a claimant of shares will have occurred after the effectiveness of the registration statement of which the prospectus is a part.  To assert that any claimant would be an “underwriter” is the same as stating that any purchaser of shares in a registered offering is an “underwriter,” a position which defies logic.  Any shares which a claimant may receive will have already been registered.  Any such claimant will have had nothing to do with the registration process.  Like the donees described above, no clamant has made any agreement with VR Holdings to distribute the shares to anyone and has had no involvement with VR Holdings in connection with the offering.  Any such claimant has had little or no knowledge of the business of VR Holdings.  For all practical purposes, all of the claimants are total strangers to VR Holdings.

Further, Section 3(a)(10) of the Securities Act provides as follows:

“SEC. 3. (a) Except as hereinafter expressly provided, the provisions of this title shall not apply to any of the following classes of securities: . .

“(10) Except with respect to a security exchanged in a case under title 11, any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court, or by any official or agency of the United States, or by any State or Territorial banking or insurance commission or other governmental authority expressly authorized by law to grant such approval;”

While there has not been any court action as required by Section 3(a)(10) of the Securities Act, the same exclusion from the provisions of the Securities Act should apply in the case of a registered offering of shares to third parties who did not participate in the offering.  Under Section 3(a)(10), parties who accept shares in exchange for claims are not “underwriters.”  The same exclusion from “underwriter” status should apply in the instant matter.

We have made revisions to a part of the cover page of the prospectus as follows:

“John E. Baker, Maurice A. Sone, Deohge Corp, Pamela W Lapides, Barry L. Dahne, Vivek Sood, Chris Urban, Martin Cohn, Cohn Public Relations, The Cancer Foundation, Inc., Harry J. Conn, Lamar Neville, Robert B. Morris, and Tara K. Frame, who are named as some of the selling stockholders in this prospectus, and intermediaries through whom the shares of John E. Baker, Maurice A. Sone, Deohge Corp, Pamela W Lapides, Barry L. Dahne, Vivek Sood, Chris Urban, Martin Cohn, Cohn Public Relations, The Cancer Foundation, Inc., Harry J. Conn, Lamar Neville, Robert B. Morris, and Tara K. Frame may be sold are “underwriters” within the meaning of the Securities Act of 1933, as amended, with respect to the securities offered hereby, and any profits realized or commissions received may be deemed underwriting compensation.  We have agreed to indemnify all of the selling stockholders, including John E. Baker, Maurice A. Sone, Deohge Corp, Pamela W Lapides, Barry L. Dahne, Vivek Sood, Chris Urban, Martin Cohn, Cohn Public Relations, The Cancer Foundation, Inc., Harry J. Conn, Lamar Neville, Robert B. Morris, and Tara K. Frame, and all of the claimants who accept our shares as described in this prospectus against certain liabilities, including liabilities under the Securities Act.”

Following the chart on page 6, we have revised the paragraph to read as follows:

“A copy of the Settlement and Release Agreement is attached as Schedule D to this prospectus and as an exhibit to the registration statement with respect to this prospectus.”

We have revised a part of page 66 to read as follows:

“John E. Baker, Maurice A. Sone, Deohge Corp, Pamela W Lapides, Barry L. Dahne, Vivek Sood, Chris Urban, Martin Cohn, Cohn Public Relations, The Cancer Foundation, Inc., Harry J. Conn, Lamar Neville, Robert B. Morris, and Tara K. Frame, who are named as some of the selling stockholders in this prospectus, and intermediaries through whom the shares of John E. Baker, Maurice A. Sone, Deohge Corp, Pamela W Lapides, Barry L. Dahne, Vivek Sood, Chris Urban, Martin Cohn, Cohn Public Relations, The Cancer Foundation, Inc., Harry J. Conn, Lamar Neville, Robert B. Morris, and Tara K. Frame may be sold are “underwriters” within the meaning of the Securities Act of 1933, as amended, with respect to the securities offered hereby, and any profits realized or commissions received may be deemed underwriting compensation.

“Each of John E. Baker, Maurice A. Sone, Deohge Corp, Pamela W Lapides, Barry L. Dahne, Vivek Sood, Chris Urban, Martin Cohn, Cohn Public Relations, The Cancer Foundation, Inc., Harry J. Conn, Lamar Neville, Robert B. Morris, and Tara K. Frame, as an underwriter is subject to certain statutory liabilities including, but not limited to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.  John E. Baker, Maurice A. Sone, Deohge Corp, Pamela W Lapides, Barry L. Dahne, Vivek Sood, Chris Urban, Martin Cohn, Cohn Public Relations, The Cancer Foundation, Inc., Harry J. Conn, Lamar Neville, Robert B. Morris, and Tara K. Frame, as underwriters within the meaning of the Securities Act are subject to the prospectus delivery requirements of the Securities Act.  The SEC staff is of a view that any of John E. Baker, Maurice A. Sone, Deohge Corp, Pamela W Lapides, Barry L. Dahne, Vivek Sood, Chris Urban, Martin Cohn, Cohn Public Relations, The Cancer Foundation, Inc., Harry J. Conn, Lamar Neville, Robert B. Morris, and Tara K. Frame, who are registered broker-dealers are deemed to be underwriters under the Securities Act while affiliates of registered broker-dealers may be underwriters under the Securities Act.  We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being offered by this prospectus.”

2.

We note your response to comment four from our letter dated December 22, 2010.  You have not made the requested changes.  If you believe you have made the change, please point us to the page in your document.  Otherwise, revise to disclose that each purchaser of the shares in the offering will either have to resell their shares pursuant to a registration statement, section 4(1) of the Securities Act if available for non-affiliates, or meeting the conditions of Rule 144(i).

Response:

The requested language already appears twice on the cover page of the prospectus and on pages 7 and 18 of the prospectus.  We have added the requested language on page 65 of the prospectus.

The cover page language reads as follows:

“The selling stockholders will be offering shares of our common stock.  The selling stockholders may sell all or a portion of these shares through registration under the Securities Act of 1933, as amended, Section 4(1) of the Securities Act, if available, for non-affiliates, or by meeting the conditions of Rule 144(i) promulgated under the Securities Act, from time to time in market transactions through any market on which our common stock is then traded, in negotiated transactions or otherwise, at a price of $0.10 per share for the duration of the offering pursuant to this prospectus.  For additional information on the methods of sale, you should refer to the section in this prospectus entitled ‘Plan of Distribution.’ . . .

“VR Holdings, Inc. is a ‘shell company’ as defined by Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended.  Accordingly, the securities sold in this offering to the claimants can only be resold through registration under the Securities Act, Section 4(1) of the Securities Act, if available, for non-affiliates, or by meeting the conditions of Rule 144(i) promulgated under the Securities Act.”

The language on page 7 reads as follows:

“In addition, we are registering for resale, 59,727,252 shares of our common stock held by 110 selling stockholders.  See ‘Selling Stockholders.’  The selling stockholder may sell all or a portion of these shares through registration under the Securities Act, Section 4(1) of the Securities Act, if available, for non-affiliates, or by meeting the conditions of Rule 144(i) promulgated under the Securities Act, from time to time in market transactions through any market on which our common stock is then traded, in negotiated transactions or otherwise, at a price of $0.10 per share for the duration of the offering pursuant to this prospectus.  For additional information on the methods of sale, you should refer to the section in this prospectus entitled “Plan of Distribution.’”

We have added the following language to page 7 following the chart:

“Inasmuch as VR Holdings, Inc. is a ‘shell company’ as defined by Rule 12b-2 promulgated under the Exchange Act, the securities sold in this offering to the claimants can only be resold through registration under the Securities Act, Section 4(1) of the Securities Act, if available, for non-affiliates, or by meeting the conditions of Rule 144(i) promulgated under the Securities Act.”

The language on page 18 reads as follows:

“VR Holdings is classified as a ‘shell company’ under the Exchange Act.

“VR Holdings is a ‘shell company’ as defined by Rule 12b-2 promulgated under the Exchange Act.  Accordingly, the securities sold in this offering to the claimants can only be resold through registration under the Securities Act, Section 4(1) of the Securities Act, if available, for non-affiliates, or by meeting the conditions of Rule 144(i) promulgated under the Securities Act.

We have added the requested language to page 65, which reads as follows:

“Plan of Distribution to the Selling Stockholders.

“The selling stockholders, or their pledgees, donees, transferees, or any of their successors in interest selling shares received from the named selling stockholders as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be a selling stockholder) will be offering shares of our common stock.  The selling stockholders may sell all or a portion of these shares through registration under the Securities Act of 1933, as amended, Section 4(1) of the Securities Act, if available, for non-affiliates, or by meeting the conditions of Rule 144(i) promulgated under the Securities Act, from time to time in market transactions through any market on which our common stock is then traded, in negotiated transactions or otherwise, at a price of $0.10 per share for the duration of the offering pursuant to this prospectus.  The selling stockholders may sell our common stock by one or more of the following methods, without limitation:”

We have added the requested language to page 68, which reads as follows:

“Inasmuch as VR Holdings, Inc. is a “shell company” as defined by Rule 12b-2 promulgated under the Exchange Act, the securities sold in this offering to the claimants can only be resold through registration under the Securities Act, Section 4(1) of the Securities Act, if available, for non-affiliates, or by meeting the conditions of Rule 144(i) promulgated under the Securities Act.”

3.

We note your response to comment five from our letter dated December 22, 2010.  We refer you to the fourth paragraph on page 5.  Revise here and page 15 to clarify that if the petition for leave to appeal is denied, then the Illinois litigation is over.  Further, revise to update for the defendant’s response and the current status of the proceedings.

Response:

The requested language with respect to the denial of an appeal already appears on pages 5 and 13 in the prospectus.  We have added the updated for the defendant’s response and the current status of the proceedings as requested.

The language on page 5 reads as follows:

“The defendants filed a motion to dismiss the state court action on August 3, 2009.  The plaintiffs filed an opposition brief on November 13, 2009.  The defendants filed their reply on December 4, 2009.  Oral argument was held on January 22, 2010.  At the conclusion of argument, Judge Allen S. Goldberg dismissed the complaint on the grounds of res judicata.  The plaintiffs filed a motion for reconsideration in which they argued that Judge Goldberg misapplied the doctrine of res judicata that the complaint should be reinstated and the case allowed to proceed.  The defendants’ opposition brief was filed on April 12, 2010 and the plaintiff’s reply was filed on May 10, 2010.  Oral argument on the motion for reconsideration was held on June 1, 2010, at which time Judge Goldberg denied the motion.  The plaintiffs have appealed Judge Goldberg’s dismissal to the Illinois Court of Appeals.  Plaintiffs filed their brief on November 5, 2010.  The defendants have 35 days to file their opposition brief and we have 14 days to file a reply brief.  We have requested oral argument, but it will be up to the Court of Appeals to decide whether or not to grant oral argument.  The defendants filed their opposition to our opening brief and a cross-appeal seeking to overturn Judge Goldberg’s denial of their motion for attorneys’ fees.  We filed our reply brief and opposition to the defendants’ cross-appeal for attorneys’ fees on January 14, 2011.  The defendants’ reply on their cross-appeal for attorneys’ fees has been filed.  The Illinois Court of Appeals will then decide whether to grant the request made by both sides for oral argument.

"On March 16, 2011, the Appellate Court of Illinois, First Judicial District, issued an order stating that “this case appears to have far more significant connections with California, New York and Maryland than it has with Illinois.”  The court directed the plaintiffs to “show cause why this court should not dismiss the case under the doctrine of forum non conveniens.”  The court ordered the plaintiffs to file their brief by April 6, 2011.  The defendants have until April 27, 2011, to file their opposition and the plaintiffs have until May 11, 2011, to file their reply.  The plaintiffs will file their briefs on the dates ordered by the court.  If the appeal is denied, the plaintiffs will seek leave to appeal to the Illinois Supreme Court.  It is within the discretion of the Illinois Supreme Court to decide whether or not to grant the petition for leave to appeal.  If the appeal is denied, then the Illinois litigation against the two defendants will be over.

However, On March 11, 2011, VR Holdings, Inc. filed a suit in Queen Anne’s County, Maryland, case number 17-C-11-016063, against Marshall & Ilsley Trust Company and Venable L.L.P. for alleged civil conspiracy beginning in 1998 and continuing through November 2010, at which time the alleged conspirator abandoned their efforts.  Marshall & Ilsley allegedly participated with the two lenders to Winterland.  The civil conspiracy expanded to damages through additional causes being tortious aiding and abetting, breach of fiduciary duty, negligence, intentional misrepresentation, and negligent misrepresentation, resulting in damages to VR Holding’s subsidiaries and approximately 2,500 parties in the amount of $1.6 billion plus punitive damages and legal fees.  If this litigation is unsuccessful, we will have to raise funds in some manner to be determined at a later time, in order to continue our business plan, or revise the proposed business model as it now stands."

The language on page 13 reads as follows:

“The defendants filed a motion to dismiss the state court action on August 3, 2009.  The plaintiffs filed an opposition brief on November 13, 2009.  The defendants filed their reply on December 4, 2009.  Oral argument was held on January 22, 2010.  At the conclusion of argument, Judge Allen S. Goldberg dismissed the complaint on the grounds of res judicata.  The plaintiffs filed a motion for reconsideration in which they argued that Judge Goldberg misapplied the doctrine of res judicata that the complaint should be reinstated and the case allowed to proceed.  The defendants’ opposition brief was filed on April 12, 2010 and the plaintiff’s reply was filed on May 10, 2010.  Oral argument on the motion for reconsideration was held on June 1, 2010, at which time Judge Goldberg denied the motion.  The plaintiffs have appealed Judge Goldberg’s dismissal to the Illinois Court of Appeals.  Plaintiffs filed their brief on November 5, 2010.  The defendants have 35 days to file their opposition brief and we have 14 days to file a reply brief.  We have requested oral argument, but it will be up to the Court of Appeals to decide whether or not to grant oral argument.  The defendants filed their opposition to our opening brief and a cross-appeal seeking to overturn Judge Goldberg’s denial of their motion for attorneys’ fees.  We filed our reply brief and opposition to the defendants’ cross-appeal for attorneys’ fees on January 14, 2011.  The defendants’ reply on their cross-appeal for attorneys’ fees has been filed.  The Illinois Court of Appeals will then decide whether to grant the request made by both sides for oral argument.

"On March 16, 2011, the Appellate Court of Illinois, First Judicial District, issued an order stating that “this case appears to have far more significant connections with California, New York and Maryland than it has with Illinois.”  The court directed the plaintiffs to “show cause why this court should not dismiss the case under the doctrine of forum non conveniens.”  The court ordered the plaintiffs to file their brief by April 6, 2011.  The defendants have until April 27, 2011, to file their opposition and the plaintiffs have until May 11, 2011, to file their reply.  The plaintiffs will file their briefs on the dates ordered by the court.  If the appeal is denied, the plaintiffs will seek leave to appeal to the Illinois Supreme Court.  It is within the discretion of the Illinois Supreme Court to decide whether or not to grant the petition for leave to appeal.  If the appeal is denied, then the Illinois litigation against the two defendants will be over.

However, On March 11, 2011, VR Holdings, Inc. filed a suit in Queen Anne’s County, Maryland, case number 17-C-11-016063, against Marshall & Ilsley Trust Company and Venable L.L.P. for alleged civil conspiracy beginning in 1998 and continuing through November 2010, at which time the alleged conspirator abandoned their efforts.  Marshall & Ilsley allegedly participated with the two lenders to Winterland.  The civil conspiracy expanded to damages through additional causes being tortious aiding and abetting, breach of fiduciary duty, negligence, intentional misrepresentation, and negligent misrepresentation, resulting in damages to VR Holding’s subsidiaries and approximately 2,500 parties in the amount of $1.6 billion plus punitive damages and legal fees.  If this litigation is unsuccessful, we will have to raise funds in some manner to be determined at a later time, in order to continue our business plan, or revise the proposed business model as it now stands."

/P>

The language on page 42 reads as follows:

“The defendants filed a motion to dismiss the state court action on August 3, 2009.  The plaintiffs filed an opposition brief on November 13, 2009.  The defendants filed their reply on December 4, 2009.  Oral argument was held on January 22, 2010.  At the conclusion of argument, Judge Allen S. Goldberg dismissed the complaint on the grounds of res judicata.  The plaintiffs filed a motion for reconsideration in which they argued that Judge Goldberg misapplied the doctrine of res judicata that the complaint should be reinstated and the case allowed to proceed.  The defendants’ opposition brief was filed on April 12, 2010 and the plaintiff’s reply was filed on May 10, 2010.  Oral argument on the motion for reconsideration was held on June 1, 2010, at which time Judge Goldberg denied the motion.  The plaintiffs have appealed Judge Goldberg’s dismissal to the Illinois Court of Appeals.  Plaintiffs filed their brief on November 5, 2010.  The defendants have 35 days to file their opposition brief and we have 14 days to file a reply brief.  We have requested oral argument, but it will be up to the Court of Appeals to decide whether or not to grant oral argument.  The defendants filed their opposition to our opening brief and a cross-appeal seeking to overturn Judge Goldberg’s denial of their motion for attorneys’ fees.  We filed our reply brief and opposition to the defendants’ cross-appeal for attorneys’ fees on January 14, 2011.  The defendants’ reply on their cross-appeal for attorneys’ fees has been filed.  The Illinois Court of Appeals will then decide whether to grant the request made by both sides for oral argument.

"On March 16, 2011, the Appellate Court of Illinois, First Judicial District, issued an order stating that “this case appears to have far more significant connections with California, New York and Maryland than it has with Illinois.”  The court directed the plaintiffs to “show cause why this court should not dismiss the case under the doctrine of forum non conveniens.”  The court ordered the plaintiffs to file their brief by April 6, 2011.  The defendants have until April 27, 2011, to file their opposition and the plaintiffs have until May 11, 2011, to file their reply.  The plaintiffs will file their briefs on the dates ordered by the court.  If the appeal is denied, the plaintiffs will seek leave to appeal to the Illinois Supreme Court.  It is within the discretion of the Illinois Supreme Court to decide whether or not to grant the petition for leave to appeal.  If the appeal is denied, then the Illinois litigation against the two defendants will be over.

However, On March 11, 2011, VR Holdings, Inc. filed a suit in Queen Anne’s County, Maryland, case number 17-C-11-016063, against Marshall & Ilsley Trust Company and Venable L.L.P. for alleged civil conspiracy beginning in 1998 and continuing through November 2010, at which time the alleged conspirator abandoned their efforts.  Marshall & Ilsley allegedly participated with the two lenders to Winterland.  The civil conspiracy expanded to damages through additional causes being tortious aiding and abetting, breach of fiduciary duty, negligence, intentional misrepresentation, and negligent misrepresentation, resulting in damages to VR Holding’s subsidiaries and approximately 2,500 parties in the amount of $1.6 billion plus punitive damages and legal fees.  If this litigation is unsuccessful, we will have to raise funds in some manner to be determined at a later time, in order to continue our business plan, or revise the proposed business model as it now stands."

4.

We note your response to comment six from our letter dated December 22, 2010.  You disclose that The Cancer Foundation has no claim against VR Holdings and is not party to the Illinois litigation.  In light of these facts, please explain why The Cancer Foundation exchanged its claim for shares of VR Holdings and is funding the Illinois litigation.  According to page 26, since The Cancer Foundation is your only source of liquidity, please explain what The Cancer Foundation expects in return for paying your expenses.

Response:

We have made the requested changes on page 24 of the prospectus, which reads as follows:

“The directors of The Cancer Foundation have agreed that The Cancer Foundation would advance money to VR Holdings to be used to pay legal and audit expenses associated with the legal action taken by VR Holdings against our lender group.  As a charitable foundation, The Cancer Foundation determined that it was in the best interests of the foundation to attempt to recover gifts that were made to it but not received.  The Cancer Foundation believes that this is the best way for it to recover the $80,000,000 donation that it would have received from VR Holdings had the lender group of VR Holdings not taken actions that caused VR Holdings to lose its value.  However, it should be understood that even though VR Holdings desired to make the proposed $80,000,000,000 gift to The Cancer Foundation, the foundation had no legal claim to the money and we were not contractually obligated to make the gift.  In addition, The Cancer Foundation determined that it was in the best interests of the foundation to exchange it claim against the lender group for shares of VR Holdings and to pay legal bills and audit expenses of VR Holdings.  There is no formal agreement between VR Holdings and The Cancer Foundation concerning the payment of legal and audit expenses of VR Holdings, Inc. by The Cancer Foundation.  However, The Cancer Foundation may continue to pay bills associated with the current litigation, as funds become available to The Cancer Foundation, but there is no obligation to do so.  The Cancer Foundation has not been our only source for cash.  Over the past couple of years, we have received funds from several investors to help pay our ongoing legal and audit bills.”

We have made the requested changes on page 27 of the prospectus, which reads as follows:

“Financing Activities

“We plan to fund our proposed operations from some or all of our litigation efforts.  If we are unsuccessful in our litigation, we will have to raise capital by means of borrowings or the sale of shares of our common stock.  At present, we do not have any commitments with respect to future financings.  If we are unable to raise the capital we need to finance our business, and our litigation is unsuccessful, our proposed business will likely fail.

“At present, we do not have sufficient capital on hand to fund our proposed operations for the next 12 months.  We estimate that we will need at least $100,000 to fund our operations over the next 12 months.  These funds will be spent to fund the current ligation that has been filed.  Recently, The Cancer Foundation, Inc., a charitable foundation established in 1968 by the uncles and father of Mr. Morton M. Lapides, Sr., who along with his wife are the controlling stockholders of Deohge Corp., our majority stockholder, has made capital contributions of money to pay most of our current operating expenses.  However, we cannot continue to rely upon any future funding from The Cancer Foundation, Inc.  Fortunately, The Cancer Foundation has not been our only source for cash.  We have also received funds from several investors over the past couple of years to help defray our expenses.”

5.

Please submit as correspondence on EDGAR the supplemental materials you provided to us that are dated January 3, 2011.

Response:

We have complied with your request.

Summary Compensation Table, page 50

6.

Please update your executive compensation discussion for the fiscal year ended September 30, 2010.

Response:

The requested changes have been made.

Selling Stockholders, page 60

7.

We note your response to comment seven from our letter dated December 22, 2010.  We note your legend on the stock certificate.  However, we requested that you submit to us on a supplemental basis written confirmation from each donee that (i) it has received shares in your company and requested registration and (ii) it is aware that you are registering its shares and is being named as a selling shareholder in the registration statement.  The written confirmation also should indicate that each donee is aware that it is being named as an underwriter in the registration statement.  Please comply.

Response:

We have complied with your request.  Copies of the written confirmations are included with this response letter.  However, we do not agree with your assertion that each donee other than John E. Baker, Maurice A. Sone, Deohge Corp, Pamela W Lapides, Barry L. Dahne, Vivek Sood, Chris Urban, Martin Cohn, Cohn Public Relations, The Cancer Foundation, Inc., Harry J. Conn, Lamar Neville, Robert B. Morris, and Tara K. Frame is an “underwriter.”  Please see our response to Comment No. 1, above.

8.

Further, we note your response that “The Company had notified the stockholders that their shares were going to be registered for resale and the stockholders agreed with that process.”  Please tell us in detail how you notified the stockholders and how the stockholders agreed with that process.

Response:

We received executed written confirmation from each selling stockholder, copies of which are included with this response letter.  Please note that we have modified our list of selling stockholders.  The remaining shares held by our stockholders are not included for registration in this registration statement.

Please contact me if you have any further comments or questions.

Very truly yours,

/s/ John E. Baker

John E. Baker,

Chief Executive Officer